American Utilicraft Corporation
                          300 Petty Road N.E., Suite B
                             Lawrenceville, GA 30043

                                February 20, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Elaine Wolff

RE:      American Utilicraft Corporation (the "Company")
         Registration Statement on Form SB-2, Filed on October 10, 2000; Amendment No. 1 to Registration Statement on Form SB-2/A filed on January 19, 2001(File No. 333-47632).

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

Dear Ms. Wolff:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, we hereby request that the Securities and Exchange Commission withdraw the Company's Registration Statement on Form SB-2, as amended (File No. 333-47632) (the "Registration Statement"). The Company has elected to defer its plans for a public offering due to the restructuring of its equity line financing and therefore withdraws its Registration Statement. No securities were sold under the Registration Statement.

         Should you have any questions concerning the foregoing, please contact me or Mark Ziebell of Jeffers, Shaff & Falk LLP, the Company's legal counsel. Our telephone numbers are (678) 376-0898 and (949) 660-7700, respectively.

         On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company's registration process.

                                            Very truly yours,

                                            /s/ John Dupont

                                            John Dupont, President
                                            and Chief Executive Officer
                                            American Utilicraft Corporation